Arhaus, Inc.

51 E. Hines Hill Rd.

Boston Heights, Ohio 44236

December 28, 2022

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Arhaus, Inc.

Acceleration Request

Registration Statement on Form S-3

Filed December 22, 2022

File No. 333-268959

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Arhaus, Inc. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 PM, Eastern time, on December 30, 2022, or as soon thereafter as is practicable.

Please contact Suzanne Hanselman of Baker & Hostetler LLP at (216) 861-7090 or shanselman@bakerlaw.com with any questions regarding the foregoing and to confirm the effectiveness of the Registration Statement.

Sincerely,

Arhaus, Inc.

By:	/s/ Dawn Phillipson

Dawn Phillipson Chief Financial Officer